August 29, 2018

Koichi Ishizuka
President
Photozou Holdings, Inc.
4-30-4F, Yotsuya
Shinjuku-ku, Tokyo, 160-004, Japan

       Re: Photozou Holdings, Inc.
           Registration Statement on Form S-1
           Filed on August 7, 2018
           File No. 333-226627

Dear Mr. Ishizuka:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement of Form S-1, file no. 333-226627

The Offering, page 3

1. We note your statement at the asterisk on page three that you will "notify investors by filing an information statement" of any extension to the offering. An extension of the offering appears to be an event sufficiently material as to warrant filing a post-effective amendment to your registration statement. Please revise to so indicate. Koichi Ishizuka
FirstNameHoldings, Inc.
Photozou LastNameKoichi Ishizuka
Comapany NamePhotozou Holdings, Inc.
August 29, 2018
August 29, 2018 Page 2
Page 2
FirstName LastName
Risk Factors, page 4

2. Please revise to include risk factor disclosure addressing your auditor's going-concern opinion, as referenced on page 2 of your registration statement and
Note 3 of your audited
         financial statements.
3. Please revise to include risk factor disclosure addressing your subsidiary's reliance on one customer of 87.2% of its sales revenue, and 61.7% of its service revenue, as discussed on page 15 of your registration statement.
At present the Company relies on Mr. Takaharu Ogami..., page 5

4. Please file the independent contractor agreement with Mr. Ogami as an exhibit to your registration statement.
Our marketing plans, at present, rely entirely on business connections and advertising on the
Photozou-SNS., page 5

5. To provide context for this risk factor, please revise to briefly explain what the "Photozou-
         SNS" is, and how it fits into the company's overall business operations.
Management's Discussion and Analysis, page 15

6.       Please revise your MD&A to provide more robust disclosure under Item
303 of
         Regulation S-K. For example, please revise your discussion of "Revenues" to disclose and quantify your sources of revenues and the drivers underlying the increased revenues for the periods you discuss. Likewise, please disclose the reasons underlying the company's negative cash flows. Also, discuss any known trends and uncertainties presently identified by management. For example, discuss management's position regarding traditional cameras such as those you offer for resale, as compared to the use of cameras in smart phone and other electronic devices, including the impact of the latter on the company's anticipated results of operations. Please see also Securities Act Release 33-8350 addressing Management's Discussion and Analysis, publicly available on the
         Commission's website.
Background of Operations, Sale of Cameras, page 16

7. Please revise to provide support for your statement that "the used camera industry in Japan is a multi-billion dollar industry and cameras made in Japan have worldwide appeal and recognition." Where you discuss market trends shifting in the latter part of the paragraph, please also discuss the impact of cameras imbedded in electronic devices on the company's operations.
 Koichi Ishizuka
FirstNameHoldings, Inc.
Photozou LastNameKoichi Ishizuka
Comapany NamePhotozou Holdings, Inc.
August 29, 2018
August 29, 2018 Page 3
Page 3
FirstName LastName
Purchasing, page 16

8. Your statement that the cameras are sold on consignment appears to vary from your later statement in the next part of your prospectus regarding inventory. Please revise to clarify how the company maintains inventory, yet sells on a consignment basis.
9. Please revise to disclose the monthly fee paid to Mr. Ogami, or if it varies, the formula by which the fee is calculated.
Inventory, page 17

10. Please revise to quantify the estimated number of used cameras currently in inventory.
Plan of Distribution
Offering Period and Expiration Date, page 20

11. We note your disclosure that Mr. Koichi Ishizuka may extend the offering for an additional 90 days "or furthermore for any time deemed necessary." Please revise to disclose exactly how long the offering may be extended.
Certain Relationships and Related Transactions, page 26

12. We note that you have not included disclosure relating to the May 31, 2018 Stock
         Purchase Agreement referenced at page 15. Please revise to provide complete related-
         party disclosures under Item 404 of Regulation S-K, as applicable to a smaller reporting company. Please also revise to identify any promoter of the company at any time during the past five years. Refer to Item 404(d) of Regulation S-K.
Exhibits

13. Please have counsel revise his legal opinion filed as Exhibit 5.1 to reflect that the shares are being offered by the selling shareholders and are already outstanding. For guidance, refer to Section II.B.2.h of Staff Legal Bulletin No. 19.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Koichi Ishizuka
Photozou Holdings, Inc.
August 29, 2018
Page 4

        You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Terry French,
Accountant Branch Chief, at 202-551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Staff Attorney, at 202-551-
3415 or Kathleen Krebs, Special Counsel, at 202-551-3350 with any other questions.



FirstName LastNameKoichi Ishizuka                           Sincerely,
Comapany NamePhotozou Holdings, Inc.
                                                            Division of
Corporation Finance
August 29, 2018 Page 4                                      Office of
Telecommunications
FirstName LastName